Exhibit 12

OWENS-ILLINOIS, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

		Three months ended March 31,
		2011	2010
Earnings from continuing operations before income taxes		$105	$123
Less:	Equity earnings	(14)	(13)
Add:	Total fixed charges deducted from earnings	77	58
	Dividends received from equity investees	5	18
	Earnings available for payment of fixed charges	$173	$186

Fixed charges

	Interest expense	$76	$56
	Portion of operating lease rental deemed to be interest	1	2
	Total fixed charges deducted from earnings and fixed charges	$77	$58

Ratio of earnings to fixed charges		2.2	3.2